SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF No. 01.545.826/0001 -07
NIRE 35.300.147.952

Publicly-Held Company

Meeting of the Board of Directors of Gafisa S.A. (“Company”) held on March 17, 2009, prepared in summary form

1. Date, Time and Venue: March 17, 2009, at 2:00 pm, by conference call, as expressly authorized by Article 20, §2º, of the Company bylaws.

2. Call Notice and Attendance: The members of the Board of Directors were regularly summoned. As all members of the Company’s Board of Directors attended the meeting, the instatement and approval quorum were verified.

3. Presiding Board: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues.

4. Resolutions: It was resolved, unanimously, by the present Board Members and without any restrictions:

4.1. To approve the execution of the Assignment of a credit rights portfolio owned by the Company and by special purpose companies controlled by the Company (“SPCs”), which was originated under financed real estate purchase and sale transactions, involving commercial and residential property, and executed by their clients, natural persons and/or legal entities, in the total amount of R$105,000,000.00 (one hundred and five million Reais) (“Assignment Transaction”). The Assignment Transaction shall be carried out by the formation of a receivable investment fund, to be structured in accordance with the terms and conditions of the CVM Instruction No 356/01 - Gafisa Fundo de Investimento em Direitos Creditórios – Crédito Imobiliário, under registration with the taxpayers register (CNPJ/MF) (“Fund”), and shall encompass, among others, the execution by the Company, the SPCs and the Fund of the “Instrumento Particular de Contrato de Cessão e Aquisição de Direitos de Crédito e Outras Avenças” (Assignment Agreement) and, by Gafisa and the Fund, of the “Compromisso de Subscrição de Quotas Subordinadas e Outras Avenças” (Subscription Agreement).

4.2. To authorize the Board of Officers of the Company to carry out any and all acts relating to the matters resolved herein and the implementation of the Assignment Transaction.

5. Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed. Signatures: Chairman of the Meeting: Gary Robert Garrabrant. Members: Gary Robert Garrabrant, Thomas Joseph McDonald, Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss and José Écio Pereira da Costa Júnior. Secretary: Fabiana Utrabo Rodrigues.

6. The Minutes of the Board of Directors will be published on two Brazilian newspapers Diário Oficial do Estado de SP and Valor Econômico on April, 9, 2009.

São Paulo, March 17, 2009

[Signatures]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 08, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.